SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549


                    Schedule 14D-9
      Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
              (Amendment No. ___________)


           ProVantage Health Services, Inc.
          ----------------------------------
               (Name of Subject Company)


                  ShopKo Stores, Inc.
          -----------------------------------
          (Names of Persons Filing Statement)


             Common Stock, $0.01 par value
           ---------------------------------
            (Title of Class of Securities)


                       743725103
        --------------------------------------
         (CUSIP Number of Class of Securities)

                   Richard D. Schepp
                  ShopKo Stores, Inc.
                    700 Pilgrim Way
           Green Bay, Wisconsin  54307-9060
                    (920) 429-2211
   -----------------------------------------------
    (Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

                    With copies to:
                  Randall J. Erickson
                 Godfrey & Kahn, S.C.
                780 North Water Street
              Milwaukee, Wisconsin  53202
                    (414) 273-3500



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ShopKo


                                               NEWS RELEASE
                                               For more information contact:
                                               Media - Sheree Olson
                                               (920) 429-4186
                                               Investors - Vicki Shamion
                                               (920) 429-7039

   SHOPKO ANNOUNCES AGREEMENT FOR MERCK TO PURCHASE
           PROVANTAGE HEALTH SERVICES, INC.

GREEN BAY, WIS. (May 4, 2000)  ShopKo Stores, Inc.
today announced a definitive agreement for Merck & Co., Inc. (NYSE: MRK - news) to acquire ShopKo's ProVantage
Health Services, Inc. (NYSE:  PHS - news) subsidiary.
Merck has agreed to pay ShopKo and other ProVantage shareholders $12.25 per share in a transaction that values ProVantage at approximately $222 million.
ShopKo currently owns 64.5 percent of the 18,150,000 outstanding ProVantage shares, which were trading at $7.625 at the close of trading on May 3, 2000. The boards of directors of Merck, ProVantage and ShopKo have approved the transaction. Merrill Lynch & Co. has served as financial advisor to ProVantage and has rendered a fairness opinion to the ProVantage board.

Under the terms of the proposed transaction, a subsidiary of Merck will commence a $12.25 cash tender offer for all of ProVantage's outstanding shares.
ShopKo has agreed to support the transaction and tender its shares. ShopKo has also granted Merck an option to purchase its ProVantage shares under certain circumstances at the tender offer price. The tender offer, which is contingent upon customary conditions, is expected to commence on or about May 10, 2000. The acquisition is expected to close by the end of ShopKo's second quarter. ProVantage will continue to operate from its headquarters in Waukesha, Wisconsin.

"Given ProVantage's rapid growth and the consolidation in the health care industry, we believe this transaction is in the best interest of ProVantage, Merck, ShopKo, their respective shareholders and ProVantage teammates," said William J. Podany, ShopKo chairman, president and chief executive officer.
Podany described the transaction as a win-win situation. "Merck-Medco is a leader in the fiercely competitive pharmacy benefit management industry and possesses the strong capital structure necessary to fund the future growth of ProVantage. This transaction will give ShopKo more time to focus on its core discount retailing business."

ShopKo is considering various strategic and financial uses of the proceeds from the transaction, which will be approximately $143 million on a pre-tax basis.
Potential uses are the acquisition or construction of stores or other retail businesses, stock repurchase, debt reduction or other corporate purposes.

THE   TENDER  OFFER  FOR  THE  OUTSTANDING  SHARES   OF
PROVANTAGE  COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT
HAS  NOT  YET  COMMENCED.  AT THE TIME A SUBSIDIARY  OF
MERCK  & CO., INC. COMMENCES ITS OFFER, IT WILL FILE  A
TENDER  OFFER  STATEMENT WITH THE U.S.  SECURITIES  AND
EXCHANGE   COMMISSION  AND  PROVANTAGE  WILL   FILE   A
SOLICITATION/RECOMMENDATION STATEMENT WITH  RESPECT  TO
THE  OFFER.  SECURITY HOLDERS SHOULD READ EACH  OF  THE
TENDER       OFFER       STATEMENT       AND        THE
SOLICITATION/RECOMMENDATION  STATEMENT   WHEN   IT   IS
AVAILABLE  BECAUSE EACH CONTAINS IMPORTANT INFORMATION.
INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING
AN  OFFER  TO PURCHASE, A RELATED LETTER OF TRANSMITTAL
AND       OTHER       OFFER       DOCUMENTS),       THE
SOLICITATION/RECOMMENDATION STATEMENT AND  OTHER  FILED
DOCUMENTS  FOR  FREE  AT  THE SECURITIES  AND  EXCHANGE
COMMISSION'S  WEBSITE  AT  WWW.SEC.GOV.   AN  OFFER  TO
PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN
OTHER    OFFER    DOCUMENTS,    AS    WELL    AS    THE
SOLICITATION/RECOMMENDATION  STATEMENT,  WILL  BE  MADE
AVAILABLE  TO SHAREHOLDERS OF PROVANTAGE AT NO  EXPENSE
TO THEM.


ShopKo Stores, Inc., a Fortune 500 company headquartered in Green Bay, Wis., operates 319 retail stores in 22 states, primarily in the Midwest, Western
Mountain and Pacific Northwest regions. Retail operations include 160 specialty discount stores operating under the ShopKo name in mid-sized and larger cities, and 159 Pamida discount stores in smaller, rural communities. The company also serves the rapidly growing managed health care industry through its subsidiary ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing health benefit management services, pharmacy mail services, vision benefit management services and health information and clinical support services. For more information about ShopKo, Pamida or ProVantage, visit our web site at www.shopko.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to important factors which could cause ShopKo's actual results to differ materially from those anticipated by the forward-looking statements.
These factors include those referenced in ShopKo's current Annual Report on Form 10-K or as may be described from time to time in ShopKo's subsequent SEC filings.

                          ###